Filed Pursuant to Rule 424(b)(3)
Registration No. 333-175254
WESTMORELAND COAL COMPANY
425,000 Shares of Common Stock, $2.50 par value
     This prospectus relates to the resale, from time to time, by the Westmoreland Coal Company Retirement Plan Trust, referred to as the selling securityholder or the Trust, of up to 425,000 shares of Westmoreland Coal Company common stock. Shares of common stock that may be offered and sold by selling securityholder consist of 425,000 shares contributed by us to the Trust in satisfaction of certain funding obligations we have to the Trust. The selling securityholder received the securities in a transaction to which the registration requirements of the Securities Act of 1933, as amended, do not apply.
     The prices at which the selling securityholder may sell the securities will be determined by prevailing market prices or through privately negotiated transactions and the selling securityholder will be responsible for any discounts or commissions due to brokers or dealers. We will not receive proceeds from the sale of the securities. We have agreed to bear the expenses of registering the securities covered by this prospectus and any prospectus supplements.
     The securities are being registered to permit the selling securityholder to sell the securities from time to time in the public market. The selling securityholder may sell the securities through ordinary brokerage transactions or through any other means described in the section titled “Plan of Distribution.” We do not know when or in what amount the selling securityholder may offer the securities for sale. The selling securityholder may sell any, all or none of the securities offered by this prospectus.
     Our common stock is listed on NASDAQ Global Market under the symbol “WLB.” On August 24, 2011, the last reported sale price of our common stock on the NASDAQ Global Market was $10.99 per share.
     Investing in our common stock involves significant risk. See “Risk Factors” beginning on page 2 for a discussion of certain risks you should consider before buying any securities hereunder.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus and any prospectus supplements. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 25, 2011.

     We have not authorized any dealer, salesperson or other person to give any information or to make any representations to you other than the information contained in this prospectus. You must not rely on any information or representations not contained in this prospectus as if we had authorized it. The information contained in this prospectus is current only as of the date on the cover page of this prospectus or any prospectus supplement and may change after that date. We do not imply that there has been no change in the information contained in this prospectus or in our affairs since that date by delivering this prospectus. The selling securityholder is not making an offer of these securities in any state where the offer is not permitted.
     This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. This information is available without charge to you upon written or oral request. If you would like a copy of any of this information, please submit your request to Corporate Secretary, Westmoreland Coal Company, 2 North Cascade, 2nd Floor, Colorado Springs, Colorado 80903, or call (719) 442-2600 to make your request.

PROSPECTUS SUMMARY
     This summary contains basic information about us and the resale of the securities being offered by the selling securityholder. Because it is a summary, it does not contain all of the information that you should consider before investing. You should read this entire prospectus carefully, including the section entitled “Risk Factors” and our financial statements and the related notes incorporated by reference in this prospectus, before making an investment decision. As used in this prospectus, the terms “we,” “our,” “ours” and “us” may, depending on the context, refer to Westmoreland Coal Company or to Westmoreland Coal Company’s subsidiaries or to Westmoreland Coal Company and its subsidiaries, taken as a whole.
Our Business
     We are an energy company organized as a Delaware corporation in 1910. We mine coal, which is used to produce electric power, and we own power-generating plants. We own five surface mines located in the United States, which supply coal to power plants. Several of these power plants are located adjacent to our mines, and we sell virtually all our coal under multi-year contracts. Due to the generally longer duration and terms of our contracts, we enjoy relatively stable demand compared to competitors who sell more of their production on the spot market and under short-term contracts. We sold 25.2 million tons of coal in 2010. We conduct our mining operations through our wholly-owned subsidiaries Westmoreland Resources, Inc. (“WRI”) and Westmoreland Mining LLC (“WML”). In addition to our mining operations, we own the Roanoke Valley power plants (“ROVA”). ROVA consists of two coal-fired generating units with a total capacity of 230 megawatts. ROVA supplies power pursuant to long-term contracts to one customer.
     For a more comprehensive overview of our business, we refer you to Item 1 and Item 2 of our Annual Report on Form 10-K for the fiscal year ended December 31, 2010, which are incorporated by reference herein.
Corporate Information
     Our principal executive offices are located at 2 North Cascade Avenue, 2nd Floor, Colorado Springs, CO 80903. Our telephone number is (719) 442-2600. Our website is www.westmoreland.com. The contents of our website are not a part of this prospectus.
The Offering

Issuer	Westmoreland Coal Company

Seller	The Westmoreland Coal Company Retirement Plan Trust, referred to as the selling securityholder or the Trust. We are not selling any of the securities offered under this prospectus or any prospectus supplement.

Securities Offered	Up to 425,000 shares of common stock.

Use of Proceeds	We will not receive any proceeds from the sale by the selling securityholder of the securities offered under this prospectus or any prospectus supplement. See “Use of Proceeds.”

Our Common Stock	Our common stock is quoted on NASDAQ Global Market under the symbol “WLB.”

Risk Factors	Investing in our securities involves significant risk. See “Risk Factors” for a discussion of the risks associated with an investment in our securities.

RISK FACTORS
     Investing in our securities involves risks. You should carefully consider and evaluate all of the information contained in this prospectus and in the documents incorporated herein by reference before you decide to purchase our securities. Any of the risks and uncertainties set forth herein could materially and adversely affect our business, results of operations and financial condition, which in turn could materially and adversely affect the trading price of our common stock being offered by this prospectus. As a result, you could lose all or part of your investment. You should also consider the other important factors that can affect our business discussed below under the caption “Forward-Looking Statements.”
Risk Factors Relating to our Operations
Risks associated with being highly leveraged.
     Following the issuance of the senior secured notes at the parent level in February 2011 (the “Parent Notes”), we had outstanding indebtedness of approximately $305 million. We may incur additional indebtedness in the future, including indebtedness under our existing revolving credit facility at WML and/or enter into a parent-level revolver collateralized by the accounts receivable and inventory of ROVA and the Absaloka Mine. As a result of our significant indebtedness, we are highly leveraged. Westmoreland’s leverage position may, among other things:
•	limit our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions, or other general corporate purposes;

•	require us to dedicate a substantial portion of our cash flow from operations to debt service, reducing the availability of cash flow for other purposes; or

•	increase our vulnerability to economic downturns, limit our ability to capitalize on significant business opportunities, and restrict our flexibility to react to changes in market or industry conditions.
     In addition, there can be no assurance that rating agencies will not downgrade the credit rating on the Parent Notes, which could impede our ability to refinance existing debt or secure new debt or otherwise increase our future cost of borrowing and could create additional concerns on the part of our customers, partners, investors and employees about our financial condition and results of operations.
We may not generate sufficient cash flow at our operating subsidiaries to pay our operating expenses, meet our debt service costs and pay our heritage and corporate costs.
     As a result of significant increases in our operating profits, a decrease in our heritage health benefit costs and the receipt of proceeds from the Parent Notes, we anticipate that our cash from operations, cash on hand and available borrowing capacity through the WML revolver and a potential parent-level revolver will be sufficient to meet our cash requirements for the foreseeable future. However, our expectations in this regard are subject to numerous uncertainties, including uncertainties relating to our operating performance and general market conditions. In addition, our capital needs may be greater than we currently expect if we were to pursue one or more significant acquisitions.
     Our Westmoreland Mining LLC subsidiary, which owns the Rosebud, Jewett, Beulah and Savage Mines, is subject to a credit facility (the “WML Notes”) that limits the ability of the subsidiary to dividend funds to us. Accordingly, WML may not be able to pay dividends to us in the amounts and in the time required for us to pay our heritage health benefit costs and corporate overhead expenses. Ultimately, if WML’s operating cash flows are insufficient to support their operations and provide dividends to us in the amounts and time required to pay our expenses, we would be required to expend cash on hand or further leverage our operations through a parent-level revolver to fund our heritage liabilities and corporate overheard and, if necessary, support activities at our Absaloka Mine. Should we be required to expend cash on hand to fund such activities, such funds would be unavailable to grow the business through strategic acquisitions or ventures or support the business through reclamation bonding, capital and reserve acquisition.

Our debt agreements contain covenant restrictions that may limit our ability to operate our business.
     The agreements governing our Parent Notes and the WML Notes contain covenant restrictions that limit our ability to operate our business, including restrictions on our ability to:
•	incur additional debt or issue guarantees;

•	create liens;

•	make certain investments;

•	enter into transactions with our affiliates;

•	sell certain assets;

•	redeem capital stock or make other restricted payments;

•	declare or pay dividends or make other distributions to stockholders; and

•	merge or consolidate with any entity.
     Our ability to comply with these covenants is dependent on our future performance, which will be subject to many factors, some of which are beyond our control, including prevailing economic conditions. As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be beneficial to us. In addition, our failure to comply with these covenants could result in a default under our debt agreements, which could permit the holders to accelerate our obligation to repay the debt. If any of our debt is accelerated, we may not have sufficient funds available to repay the accelerated debt.
Our dependence on a small group of customers could adversely affect our revenues if such customers reduce or suspend their coal purchases or if they become unable to pay for our coal.
     In 2010, approximately 65% of our total revenues were derived from coal sales to four power plants: Colstrip Units 3&4 (24% of our 2010 revenues), Limestone Generating Station (16%) and Colstrip Units 1&2 (13%) and Sherburne County Station (12%). Interruption in the purchases of coal from our operations by our principal customers could significantly affect our revenues. Unscheduled maintenance outages at our customers’ power plants, unseasonably moderate weather, higher-than-anticipated hydro season that results in our key customers not being dispatched or increases in the production of alternative clean-energy generation such as wind power could cause our customers to reduce their purchases. In addition, new environmental regulations could compel our customer of the Jewett Mine to purchase more compliance coal, reducing or eliminating our sales to them. Four of our five mines are dedicated to supplying customers located adjacent to or near the mines, and these mines may have difficulty identifying alternative purchasers of their coal if their existing customers suspend or terminate their purchases. The reduction in the sale of our coal would adversely affect our operating results. In addition, if any of our major customers became unable to pay for contracted amounts of coal, our results of operation and liquidity would be adversely affected.
     Additionally, certain of our long-term contracts are set to expire in the next several years. Our contracts with the Sherburne County Station are three-year rolling contracts, with one-third of the tonnage expiring on an annual basis. Our contract with Coyote Station, located adjacent to our Beulah mine, expires in May 2016. We are currently working with the Coyote Station owners in a competitive bid process for another long-term supply contract. Our contract with Colstrip Units 3&4 expires in December 2019. Should we be unable to successfully renew any or all of these expiring contracts, the reduction in the sale of our coal would adversely affect our operating results and liquidity.
     Similarly, interruption in the purchase of power by Dominion could also negatively affect our revenues. In 2010, the sale of power by ROVA to Dominion accounted for approximately 17% of our consolidated revenues. Although ROVA supplies power to Dominion under long-term power purchase agreements, if demand for electricity from Dominion’s customers was materially reduced or if Dominion was to become insolvent or otherwise unable or unwilling to pay for the power produced by ROVA in a timely manner, it could have a material adverse effect on our results of operations, financial condition, and liquidity.
If our assumptions regarding our future expenses related to employee benefit plans are incorrect, then expenditures for these benefits could be materially higher than we have assumed. In addition, we may have exposure under those plans that extend beyond what our obligations would be with respect to our own employees.
     We provide various postretirement medical benefits, black lung and worker’s compensation benefits to current and former employees and their dependents. We calculate the total accumulated benefit obligations according to guidance provided by GAAP. We estimate the present value of our postretirement medical, black lung and worker’s compensation benefit obligations to be $210.9 million, $14.1 million and $10.4 million, respectively, at December 31, 2010. We have estimated these unfunded obligations based on actuarial assumptions described in the notes to our consolidated financial statements. If our assumptions do not materialize as expected, cash expenditures and costs that we incur could be materially higher.
     Moreover, regulatory changes could increase our obligations to provide these or additional benefits. Certain of our subsidiaries participate in defined benefit multi-employer funds that were established in connection with the Coal Industry Retiree Health Benefit Act of 1992, or Coal Act, which provides for the funding of health and death benefits for certain UMWA retirees. Our contributions to these funds totaled $3.1 million for the year ended December 31, 2009 and $3.0 million for the year ended December 31, 2010. Our contributions to these funds could increase as a result of a shrinking contribution base as a result of the insolvency of other coal companies that currently contribute to these funds, lower than expected returns on fund assets or other funding deficiencies.
     We could also have obligations under the Tax Relief and Health Care Act of 2006, or 2006 Act. The 2006 Act authorized up to a maximum of $490 million in federal contributions to pay for certain benefits, including the healthcare costs under certain funds created by the Coal Act for “orphans,” i.e. retirees from companies that subsequently ceased operations, and their dependents. However, if Congress were to amend or repeal the 2006 Act or if the $490 million authorization were insufficient to pay for these healthcare costs, we, along with other contributing employers and certain affiliates, would be responsible for the excess costs.
     We also contribute to a multi-employer defined benefit pension plan, the Central Pension Fund of the Operating Engineers, or Central Pension Fund, on behalf of employee groups at our Rosebud, Absaloka and Savage mines that are represented by the International Union of Operating Engineers. The Central Pension Fund is subject to certain funding rules contained in the Pension Protection Act of 2006, or PPA. Under the PPA, if the Central Pension Plan fails to meet certain minimum funding requirements, it would be required to adopt a funding improvement plan or rehabilitation plan. If the Central Pension Fund adopted a funding improvement plan or rehabilitation plan, we could be required to contribute additional amounts to the fund. As of January 31, 2010, its last completed fiscal year, the Central Pension Fund reported that it was underfunded. If we were to partially or completely withdraw from the fund at a time when the Central Pension Fund were underfunded, we would be liable for a proportionate share the fund’s unfunded vested benefits, and this liability could have a material adverse effect on our financial position.
Recent healthcare legislation contains amendments to the Black Lung Benefits Act that could adversely affect our financial condition and results of operations.
     In March 2010, the Patient Protection and Affordable Care Act, or PPACA, was enacted. PPACA contains an amendment to the Black Lung Benefits Act, or BLBA, that has the effect of reinstating provisions that were removed from the BLBA in 1981. The amendment provides that eligible miners can be awarded total disability benefits if they can prove they worked 15 or more years in or around coal mines and have a totally disabling respiratory impairment. In addition, the amendment also provides for an automatic survivor benefit to be paid upon the death of a miner with an awarded federal black lung claim without the requirement to prove that the miner’s death was due to black lung disease. Both amendments are retroactive and applicable to claims filed as of January 1, 2005 and have and may continue to result in currently pending claimants being awarded benefits back to a start date that may be as far back as January 2, 2005. Through the first year of the amendment’s effectiveness, we have experienced an increase in black lung claims over similar periods. However, at a minimum, it takes several months to several years for a claim to be awarded or denied and any liability to be determined. In addition, through the first nine months, we have accepted several survivors’ claims. Given the relatively small number of survivors’ claims and the lack of final adjudication of black lung claims, we have very limited experience from which to determine the overall effect, if any, this increase in claims will have on our costs and liability. In addition, we have incomplete information to determine whether this increase in claims constitutes a one-time spike in claims, or represents a future trend in black lung claims and eventual awards. We believe these amendments could give rise to increases in liabilities for claims from prior periods of time for retroactive costs, an increase in the number of claimants who are awarded benefits resulting in an increase in future funding requirements and an increase in administrative fees, including legal expenses, as a result of reviewing and defending an increased number of benefit claims. In addition, while we periodically perform evaluations of our black lung liability, using assumptions regarding rates of successful claims, discount factors, benefit increases and mortality rates, among others, the limited claims experience from the first nine months of amendment effectiveness is insufficient to determine the potential change in black lung liability due to the application of these new amendments. If the number or severity of claims increases, or we are required to accrue or pay additional amounts because the claims prove to be more severe than our current assumptions, our results of operations and liquidity could be immediately impacted.
Inaccuracies in our estimates of our coal reserves could result in decreased profitability from lower than expected revenues or higher than expected costs.
     Our future performance depends on, among other things, the accuracy of our estimates of our proven and probable coal reserves. Our reserve estimates are prepared by our engineers and geologists or by third-party engineering firms and are updated periodically. There are numerous factors and assumptions inherent in estimating the quantities and qualities of, and costs to mine, coal reserves, including many factors beyond our control, including the following:
•	quality of the coal;

•	geological and mining conditions, which may not be fully identified by available exploration data and/or may differ from our experiences in areas where we currently mine;

•	the percentage of coal ultimately recoverable;

•	the assumed effects of regulation, including the issuance of required permits, taxes, including severance and excise taxes and royalties, and other payments to governmental agencies;

•	assumptions concerning the timing for the development of the reserves; and

•	assumptions concerning equipment and productivity, future coal prices, operating costs, including for critical supplies such as fuel, tires and explosives, capital expenditures and development and reclamation costs.
     As a result, estimates of the quantities and qualities of economically recoverable coal attributable to any particular group of properties, classifications of reserves based on risk of recovery, estimated cost of production, and estimates of future net cash flows expected from these properties may vary materially due to changes in the above factors and assumptions. Any inaccuracy in our estimates related to our reserves could result in decreased profitability from lower than expected revenues and/or higher than expected costs.
If the assumptions underlying our reclamation and mine closure obligations are materially inaccurate, we could be required to expend greater amounts than anticipated.
     The Surface Mining Control and Reclamation Act of 1977, or SMCRA, establishes operational, reclamation and closure standards for all aspects of surface mining as well as most aspects of deep mining. We calculated the total estimated reclamation and mine-closing liabilities according to the guidance provided by Generally Accepted Accounting Principles, or GAAP, and current industry practice. Estimates of our total reclamation and mine-closing liabilities are based upon permit requirements and our engineering expertise related to these requirements. If our estimates are incorrect, we could be required in future periods to spend materially different amounts on reclamation and mine-closing activities than we currently estimate. Likewise, if our customers, some of whom are contractually obligated to pay certain reclamation costs, default on the unfunded portion of their contractual obligations to pay for reclamation, we could be forced to make these expenditures ourselves and the cost of reclamation could exceed any amount we might recover in litigation.
     We estimate that our gross reclamation and mine-closing liabilities, which are based upon projected mine lives, current mine plans, permit requirements and our experience, were $241.6 million (on a present value basis) at December 31, 2010. Of these December 31, 2010 liabilities, our customers have assumed $95.5 million by contract. In addition, we held final reclamation deposits, received from customers, of approximately $72.3 million at December 31, 2010 to provide for these obligations. We estimate that our obligation for final reclamation that was not the contractual responsibility of others or covered by offsetting reclamation deposits was $73.9 million at December 31, 2010. This $73.9 million must be recovered in the price of coal sold. Responsibility for the final reclamation amounts may change in certain circumstances.
     Although our estimated costs are updated annually, our recorded obligations may prove to be inadequate due to changes in legislation, standards and the emergence of new restoration techniques. Furthermore, the expected timing of expenditure could change significantly due to changes in commodity prices that might curtail the life of an operation. These recorded obligations could prove insufficient compared to the actual cost of reclamation. Any underestimated or unidentified close down, restoration and environmental rehabilitation costs could have an adverse effect on our reputation as well as our asset values, results of operations and liquidity.
If the cost of obtaining new reclamation bonds and renewing existing reclamation bonds continues to increase or if we are unable to obtain additional bonding capacity, our operating results could be negatively affected.
     Federal and state laws require that we provide bonds to secure our obligations to reclaim lands used for mining. We must post a bond before we obtain a permit to mine any new area. These bonds are typically renewable on a yearly basis and have become increasingly expensive. Bonding companies are requiring that applicants collateralize increasing portions of their obligations to the bonding company. In 2010, we paid approximately $2.6 million in premiums for reclamation bonds and were required to use $1.7 million in cash to collateralize 47% of the face amount of the new bonds obtained in 2010. We anticipate that, as we permit additional areas for our mines in 2011 and 2012, our bonding and collateral requirements will increase significantly. Any capital that we provide to collateralize our obligations to our bonding companies is not available to support our other business activities. If the cost of our reclamation bonding premiums and collateral requirements were to increase, our results of operations could be negatively affected. Additionally, if we are unable to obtain additional bonding capacity due to cash flow constraints, we will be unable to begin mining operations in newly permitted areas, which could hamper our ability to efficiently meet our current customer contract deliveries, expand operations, and increase revenues.
Our coal mining operations are subject to external conditions that could disrupt operations and negatively affect our profitability.
     Our coal mining operations are all surface mines. These mines are subject to conditions or events beyond our control that could disrupt operations, affect production, and increase the cost of mining at particular mines for varying lengths of time. These conditions or events include: unplanned equipment failures, which could interrupt production and require us to expend significant sums to repair our equipment, which is integral to the mining of coal; geological conditions such as variations in the quality of the coal produced from a particular seam, variations in the thickness of coal seams and variations in the amounts of rock and other natural materials that overlie the coal that we are mining; and weather conditions. For example, in our recent past, we have endured: a major blizzard at the Beulah Mine, which interrupted operations; a fire on the trestle at the Beulah Mine that interrupted rail shipment of our coal; and an unanticipated replacement of boom suspension cables on one of our draglines that caused a multi-week interruption of mining. Major disruptions in operations at any of our mines over a lengthy period could adversely affect the profitability of our mines.
     In addition, unplanned outages of draglines and extensions of scheduled outages due to mechanical failures or other problems occur from time to time and are an inherent risk of our coal mining business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling fewer tons of coal. If properly maintained, a dragline can operate for 40 years or longer. The average age of our draglines is 28 years. The dragline at our Absaloka Mine was erected in 1980. As our draglines and other major equipment ages, we may experience unscheduled maintenance outages or increased maintenance costs, which would adversely affect our operating results.
Our operations are vulnerable to natural disasters, operating difficulties and infrastructure constraints, not all of which are covered by insurance, which could have an impact on its productivity.
     Mining and power operations are vulnerable to natural events, including blizzards, earthquakes, drought, floods, fire, storms and the possible effects of climate change. Operating difficulties such as unexpected geological variations could affect the costs and viability of our operations. Our operations also require reliable roads, rail networks, power sources and power transmission facilities, water supplies and IT systems to access and conduct operations. The availability and cost of infrastructure affects our capital expenditures, operating costs, and planned levels of production and sales. Our insurance does not cover every potential risk associated with our operations. Adequate coverage at reasonable rates is not always obtainable. In addition, our insurance may not fully cover our liability or the consequences of any business interruptions such as equipment failure or labor dispute. The occurrence of a significant event not fully covered by insurance could have an adverse effect on our business, results of operations, financial condition and prospects.
Health, safety, environment and other regulations, standards and expectations evolve over time and unforeseen changes could have an adverse effect on our results of operations and liquidity.
     We operate in an industry that is subject to numerous health, safety and environmental laws, regulations and standards as well as community and stakeholder expectations. We are subject to extensive governmental regulations in all jurisdictions in which we operate. Operations are subject to general and specific regulations governing mining and processing, land tenure and use, environmental requirements (including site-specific environmental licenses, permits and statutory authorizations), workplace health and safety and taxation. Evolving regulatory standards and expectations can result in increased litigation and/or increased costs, all of which can have an adverse effect on our results of operations and liquidity.
Should our Indian Coal Tax Credit transaction be audited by the Internal Revenue Service, or IRS, and the tax results contemplated thereby disallowed, the financial benefits of the transaction would be reduced and we may be required to return payments received from a third party investor.
     In 2008, WRI entered into a series of transactions with an unaffiliated investor, including the formation of Absaloka Coal, in order to take advantage of certain available tax credits for the production of coal on Indian lands and the sale of that coal. We requested and have received a private letter ruling, or PLR, from the IRS providing that certain requirements for the availability of the tax credits have been met under the specific scenario described in the PLR. Even though we have received the PLR, there are certain issues that may be raised by the IRS in a subsequent audit of tax returns of Absaloka Coal. In the event that a subsequent audit results in the disqualification of the tax credits or the disallowance of the allocations of the tax credits, various remedies would minimize the financial benefits of the transaction and we could be required to return to the investor previously received payments. We pay to the Crow Tribe 33% of the expected payments we receive from the investor. The Crow Tribe is only required to reimburse us under very limited circumstances. As a result, in the event that the IRS disallows or disqualifies the tax credits, we would likely be unable to recoup payments already paid to the Crow Tribe.
     Furthermore, the transactions described above will expire in 2012 unless renewed. Renewal would require, among other things, an amendment to the relevant section of the Internal Revenue Code. While we expect to seek to renew the transactions if the relevant section of the Internal Revenue Code is amended, there can be no assurance that we will be successful in doing so or that the relevant section of the Internal Revenue Code will be amended.
Our future success depends upon our ability to continue acquiring and developing coal reserves that are economically recoverable and to raise the capital necessary to fund our expansion.
     Our recoverable reserves will decline as we produce coal. We have not yet applied for the permits required or developed the mines necessary to use all of the coal deposits under our mineral rights, and those permits may not be granted in a timely manner or at all. Furthermore, we may not be able to mine all of our coal deposits as efficiently as we do at our current operations. Our future success depends upon conducting successful exploration and development activities and acquiring properties containing economically recoverable coal deposits. Our current strategy includes increasing our coal reserves through acquisitions of other mineral rights, leases, or producing properties and continuing to use our existing properties. Our ability to further expand our operations may be dependent on our ability to obtain sufficient working capital, either through cash flows generated from operations, or financing activities, or both. As mines become depleted, replacement reserves may not be available when required or, if available, may not be capable of being mined at costs comparable to those characteristic of the depleting mines. These factors could have a material adverse affect on our mining operations and costs, and our customers’ ability to use the coal we mine.
Union represented labor creates an increased risk of work stoppages and higher labor costs.
     At December 31, 2010, either the International Union of Operating Engineers Local 400 or the UMWA represented approximately 52% of our total workforce. Our unionized workforce is spread out amongst four of our surface mines. As a majority of our workforce is unionized, there may be an increased risk of strikes and other labor disputes, and our ability to alter labor costs is subject to collective bargaining. In March 2009, during negotiation over a collective bargaining agreement, our employees at the Rosebud Mine imposed a sixteen-day work stoppage. In April 2009, we entered into a new four-year agreement with the union and the Rosebud Mine resumed full operation. The impact on our operations was minimal as we continued to make most of our scheduled coal deliveries. If our Jewett Mine operations were to become unionized, we could be subject to additional risk of work stoppages, other labor disputes and higher labor costs, which could adversely affect the stability of production and our results of operations.
     Legislation has been proposed to enact a law allowing workers to choose union representation solely by signing election cards, which would eliminate the use of secret ballots to elect union representation. While the impact is uncertain, if this proposal is enacted into law, it will be administratively easier for unions to unionize coal mines and may lead to more coal mines becoming unionized.
Our revenues could be affected by unscheduled outages or if scheduled maintenance outages last longer than anticipated.
     Unplanned outages of and extensions of scheduled outages due to mechanical failures or other problems at our mines, our power plants, or the power plants of our customers occur from time-to-time and are an inherent risk of our business. Unplanned outages typically increase our operation and maintenance expenses and may reduce our revenues as a result of selling less tons of coal or fewer megawatt hours. While we maintain insurance, the proceeds of such insurance may not be adequate to cover our lost revenues, increased expenses or liquidated damages payments should we experience equipment breakdown. Any unexpected failure, including failure associated with breakdowns, forced outages or any unanticipated capital expenditures could have an adverse affect on our results of operations and liquidity.
The profitability of ROVA could be severely affected beginning in 2014 due to differences in the termination dates of our coal supply agreements and power purchase agreements.
     We entered into a ROVA Coal Supply Agreement for our larger plant on June 21, 1993, and a ROVA Coal Supply Agreement for our smaller plant on December 1, 1993, which provide for ROVA’s coal needs for a twenty-year period, terminating on May 29, 2014 and June 1, 2015, respectively. We also entered into power sales agreements with Dominion Virginia Power that provide for the sale of power for a twenty-five year term through May 29, 2019, for our larger ROVA plant and June 1, 2020, for the smaller ROVA plant. The coal supply agreements provide for coal at a price per ton that is significantly less than today’s open market price for Central Appalachia coal. Upon the termination of the coal supply agreements beginning in 2014, we will be required to renegotiate our current contract or find a substitute supply of coal, more than likely at a cost per ton far greater than the price we are paying today. However, the power sales agreements do not provide for a price increase related to an increase in the cost per ton of delivered coal and Dominion Virginia Power’s payment for power after 2014 will not escalate with our increased coal costs. Due to the change in the economics of ROVA at such time, it is projected that ROVA will begin incurring losses in 2014 and may be unable to pay its obligations as they become due. Should ROVA renegotiate its future coal supply contracts prior to 2014 in a manner that results in higher coal prices, reduced margins and an inability to pay obligations could be accelerated.
Permitting issues in Central Appalachia could put ROVA’s coal supply at risk.
     ROVA purchases coal under long-term contracts from coal suppliers with identified reserves located in Central Appalachia. While our coal supply has been relatively stable since the inception of the contracts, potential permitting issues pertaining to the reserves identified as our source of coal in our coal contracts could prove problematic in the coming years. Should regulatory/legal action prevent our coal supplier from continuing to mine the reserves identified as our source of coal or to mine other reserves that could be identified as potential sources of coal, we could be forced to find an alternative source of coal at higher prices. While the cost of cover for substitute coal should be covered by our coal contracts, we would be forced to initially incur the higher costs to secure a coal supply to provide for the continued operations at ROVA. In addition, should issues arise under our coal contracts relating to the cost of cover for substitute coal, the coal suppliers’ guarantee or any other issue, we could be forced to incur significant legal expenses and, potentially, may never recoup our incremental coal or related legal costs.
We face intense competition to attract and retain employees. Further, managing Chief Executive Officer and key executive succession and retention is critical to our success.
     We are dependent on retaining existing employees and attracting additional qualified employees to meet current and future needs and achieving productivity gains from our investments in technology. We face intense competition for qualified employees, and there can be no assurance that we will be able to attract and retain such employees or that such competition among potential employers will not result in increasing salaries. An inability to retain existing employees or attract additional employees could have a material adverse effect on our business, cash flows, financial condition and results of operations.
     We would be adversely affected if we fail to adequately plan for succession of our Chief Executive Officer and senior management or fail to retain key executives. While we have succession plans in place, these plans do not guarantee that we will not face operational risk upon the exit of our Chief Executive Officer or members of our senior management.
Risk Factors Relating to the Coal and Power Industries
The recent downturn in the domestic and international financial markets, and the risk of prolonged global recessionary conditions, could adversely affect our financial condition and results of operations.
     Because we sell substantially all of our coal to electric utilities, our business and results of operations remain closely linked to demand for electricity. The recent downturn in the domestic and international financial markets has created economic uncertainty and raised the risk of prolonged global recessionary conditions. Historically, global demand for basic inputs, including electricity production, has decreased during periods of economic downturn. If the recent downturn in the domestic and international financial markets decreases global demand for electricity production, our financial condition and results of operations could be adversely affected.
Competition in the U.S. coal industry may adversely affect our revenues and results of operations.
     Many of our competitors in the domestic coal industry are major coal producers who have significantly greater financial resources than we do. The intense competition among coal producers may impact our ability to retain or attract customers and may therefore adversely affect our future revenues and results of operations. Among other things, competitors could develop new mines that compete with our mines or build or obtain access to rail lines that would adversely affect the competitive position of our mines.
Any change in consumption patterns by utilities away from the use of coal could affect our ability to sell the coal we produce or the prices that we receive.
     The domestic electric utility industry currently accounts for approximately 93% of domestic coal consumption. The amount of coal consumed by the domestic electric utility industry is affected primarily by the overall demand for electricity, environmental and other governmental regulations, and the price and availability of competing fuels for power plants such as nuclear, hydro, natural gas and fuel oil as well as alternative sources of energy. A decrease in coal consumption by the domestic electric utility industry could adversely affect the price of coal, which could negatively impact our results of operations and liquidity.
     Some power plants are fueled by natural gas because of the relatively cheaper construction costs of such plants compared to coal-fired plants and because natural gas is a cleaner burning fuel. In addition, some states have adopted or are considering legislation that encourages domestic electric utilities to switch coal-fired power generation plants to natural gas powered plants. Passage of these and other state or federal laws or regulations regarding limiting carbon dioxide emissions could result in fuel switching, from coal to other fuel sources, by purchasers of our coal. Such laws and regulations could also mandate decreases in carbon dioxide emissions from coal-fired power plants, impose taxes on carbon emissions or require certain technology to capture and sequester carbon dioxide from coal-fired power plants. If these or similar measures are ultimately imposed by federal or state governments or pursuant to international treaty on the coal industry, our reserves and operating costs may be materially and adversely affected. Similarly, alternative fuels (non fossil fuels) could become more attractive than coal in order to reduce carbon emissions, which could result in a reduction in the demand for coal and, therefore, our revenues.
Increased regulation of greenhouse gas emissions could adversely affect our cost of operations.
     Our operations are energy intensive and depend heavily on fossil fuels. There is increasing regulation of greenhouse gas emissions, progressive introduction of carbon emissions trading mechanisms and tighter emission reduction targets, in numerous jurisdictions in which we operate. These are likely to raise energy and production costs to a material degree over the next decade. Regulation of greenhouse gas emissions in our major customers’ and suppliers’ jurisdictions could also have an adverse effect on the demand for our products.
Extensive government regulations impose significant costs on our mining operations, and future regulations could increase those costs or limit our ability to produce and sell coal.
     The coal mining industry is subject to increasingly strict regulation by federal, state and local authorities with respect to matters such as:
•	limitations on land use;

•	employee health and safety;

•	mandated benefits for retired coal miners;

•	mine permitting and licensing requirements;

•	reclamation and restoration of mining properties after mining is completed;

•	air quality standards;

•	water pollution;

•	construction and permitting of facilities required for mining operations, including valley fills and other structures, including those constructed in water bodies and wetlands;

•	protection of human health, plant life and wildlife;

•	discharge of materials into the environment; and

•	effects of mining on groundwater quality and availability.
     The costs, liabilities and requirements associated with these and other regulations may be costly and time-consuming and may delay commencement or continuation of exploration or production operations. Failure to comply with these regulations may result in the assessment of administrative, civil and criminal penalties, the imposition of cleanup and site restoration costs and liens, the issuance of injunctions to limit or cease operations, the suspension or revocation of permits and other enforcement measures that could have the effect of limiting production from our operations. We may also incur costs and liabilities resulting from claims for damages to property or injury to persons arising from our operations. We must compensate employees for work-related injuries. If we do not make adequate provision for our workers’ compensation liabilities, it could harm our future operating results. If we are pursued for any sanctions, costs and liabilities, our mining operations and, as a result, our results of operations could be adversely affected.
     The possibility exists that new legislation and/or regulations and orders may be adopted that may materially adversely affect our mining operations, our cost structure and/or our customers’ ability to use coal. New legislation or administrative regulations (or new judicial interpretations or administrative enforcement of existing laws and regulations), including proposals related to the protection of the environment that would further regulate and tax the coal industry, may also require us or our customers to change operations significantly or incur increased costs. These regulations, if proposed and enacted in the future, could have a material adverse effect on our financial condition and results of operations.
Extensive environmental laws and regulations affect the end-users of coal and could reduce the demand for coal as a fuel source and cause the volume of our sales to decline. These laws and regulations could also impose costs on ROVA that it would be unable to pass through to its customer.
     Coal contains impurities, including but not limited to sulfur, mercury, chlorine, carbon and other elements or compounds, many of which are released into the air when coal is burned. The emission of these and other substances is extensively regulated at the federal, state and local level, and these regulations significantly affect our customers’ ability to use the coal we produce and, therefore, the demand for that coal. For example, the purchaser of coal produced from the Jewett Mine blends our lignite with compliance coal from Wyoming. Tightened nitrogen oxide and new mercury emission standards could result in the customer purchasing an increased blend of the Wyoming coal in order to reduce emissions. Further, increased market prices for sulfur dioxide emissions and increased coal ash costs could also favor an increased blend of the lower ash Wyoming compliance coal. In such a case, the customer has the option to increase its purchases of other coal and reduce purchases of our coal or terminate our contract. A termination of the contract or a significant reduction in the amount of our coal that is purchased by the customer could have a material adverse effect on our results of operation and financial condition.
     In addition, greenhouse gas, or GHG, emissions have increasingly become the subject of a large amount of international, national, state and local attention. Coal-fired power plants can generate large amounts of carbon emissions. Accordingly, our coal and power operations will likely be affected by legislation or regulation intended to limit GHGs. For example, the Environmental Protection Agency, or EPA, has issued a notice of finding and determination that emissions of carbon dioxide, methane and other GHGs present an endangerment to human health and the environment, which allows the EPA to begin regulating emissions of GHGs under existing provisions of the federal Clean Air Act. The EPA has begun to implement GHG-related reporting and permitting rules. Similarly, the U.S. Congress is considering “cap and trade” legislation that would establish an economy-wide cap on emissions of GHGs in the United States and would require most sources of GHG emissions to obtain GHG emission “allowances” corresponding to their annual emissions of GHGs. In addition, coal-fired power plants have become subject to challenge, including the opposition to any new coal-fired power plants or capacity expansions of existing plants, by environmental groups seeking to curb the environmental effects of emissions of GHGs.
     These developments could have a variety of adverse effects on demand for the coal we produce. For example, state or federal laws or regulations regarding GHGs could result in fuel switching from coal to other fuel sources by electricity generators, or require us, or our customers, to employ expensive technology to capture and sequester carbon dioxide. Political opposition to the development of new coal-fired power plants, or regulatory uncertainty regarding future emissions controls, may result in fewer such plants being built, which would limit our ability to grow in the future.
     With respect to ROVA, it may be unable to pass costs associated with GHG-related regulation on to Dominion Virginia Power under its power purchase agreement even though any imposed carbon tax would be passed through to ROVA from its coal suppliers under the terms of the applicable coal supply agreements. Any legislation or regulation that has the effect of imposing costs on ROVA it is unable to pass through to Dominion Virginia Power would adversely affect our results of operations and liquidity.

Risk Factors Relating to our Equity
Provisions of our certificate of incorporation, bylaws, Delaware law and our stockholder rights plan may have anti-takeover effects that could prevent a change of control of our company that stockholders may consider favorable, and the market price of our common stock may be lower as a result.
     Provisions in our certificate of incorporation, bylaws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. Provisions of our bylaws impose various procedural and other requirements that could make it more difficult for stockholders to bring about some types of corporate actions such as electing individuals to the board of directors. In addition, a change of control may be delayed or deterred as a result of our stockholder rights plan, which was initially adopted by our Board of Directors in early 1993 and amended and restated in February 2003 and further amended in May 2007 and March 2008. Our ability to issue preferred stock in the future may influence the willingness of an investor to seek to acquire our company. These provisions could limit the price that some investors might be willing to pay in the future for shares of our common stock and may have the effect of delaying or preventing a change in control. Provisions in the indenture governing the Parent Notes regarding certain change of control events could have a similar effect.
Future sales of our common stock by our major stockholder may depress our share price and influence our management policies.
     Mr. Jeffrey L. Gendell, directly and indirectly through various entities, currently owns approximately 25% of our common stock. We have granted Mr. Gendell and its various affiliated entities registration rights with respect to our common stock it holds, which we registered on a selling stockholder registration statement in May 2009. In 2010, Mr. Gendell and the various affiliated entities sold approximately 10% of their then ownership of our common stock. Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, if Mr. Gendell or his various affiliated entities were to sell their entire holdings to one person, that person could have significant influence over our management policies.
Sales of our common stock by the selling securityholder may cause our stock price to decline.
     Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional common or preferred stock. As of August 3, 2011, we had 13,297,031 shares of common stock outstanding. Upon effectiveness of this registration statement, 425,000 outstanding shares will be registered for resale under this prospectus and will become freely tradable.
The market price of our common stock has experienced volatility and could decline.
     Our common stock is listed on the NASDAQ Global Market. Over the last year, the closing price of our common stock has fluctuated from a low of $7.38 per share to a high of $19.28 per share. Our share price is likely to be significantly affected by global economic issues, as well as short-term changes in our financial condition and liquidity. As a result of these factors, the market price of our common stock at any given point in time might not accurately reflect our long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. We could in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

FORWARD-LOOKING STATEMENTS
     Forward-looking statements can be identified by words such as “anticipates,” “intends,” “plans,” “seeks,” “believes,” “estimates,” “expects” and similar references to future periods. Examples of forward-looking statements include, but are not limited to, the percentage of 2011 coal tons to be under currently-existing contracts in 2019, the estimated life of permitted reserves at each of our mines, expected tons of coal to be delivered pursuant to specified contracts and company-wide, the matters discussed in “Management’s Discussion and Analysis of Financial Condition and Results of Operation—Significant Anticipated Variances Between 2010 and 2011 and Related Uncertainties,” and statements concerning future cash flows from operations and liquidity.
     Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Our actual results may differ materially from those contemplated by the forward-looking statements. We therefore caution you against relying on any of these forward-looking statements. They are statements neither of historical fact nor guarantees or assurances of future performance. Important factors that could cause actual results to differ materially from those in the forward-looking statements include political, economic, business, competitive, market, weather and regulatory conditions and the following:
•	changes in our postretirement medical benefit and pension obligations and the impact of the recently enacted healthcare legislation;

•	changes in our black lung obligations, changes in our experience related to black lung claims, and the impact of the recently enacted healthcare legislation;

•	our potential inability to expand or continue current coal operations due to limitations in obtaining bonding capacity for new mining permits;

•	our potential inability to maintain compliance with debt covenant and waiver agreement requirements;

•	the potential inability of our subsidiaries to pay dividends to us due to restrictions in our debt arrangements, reductions in planned coal deliveries or other business factors;

•	risks associated with the structure of ROVA’s contracts with its lenders, coal suppliers and power purchaser, which could dramatically affect the overall profitability of ROVA;

•	the effect of Environmental Protection Agency inquiries and regulations on the operations of ROVA;

•	the effect of prolonged maintenance or unplanned outages at our operations or those of our major power generating customers, including the effects of the dispatch of other forms of power, such as hydro;

•	future legislation and changes in regulations, governmental policies and taxes, including those aimed at reducing emissions of elements such as mercury, sulfur dioxides, nitrogen oxides, particulate matter or greenhouse gases; and

•	other factors are described in “Risk Factors” herein.
Any forward-looking statements made by us in this prospectus speak only as of the date on which they are made. Factors or events that could cause our actual results to differ may emerge from time-to-time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future developments or otherwise, except as may be required by law.

DESCRIPTION OF CAPITAL STOCK
     The following description of our capital stock and provisions of our certificate of incorporation and bylaws are summaries and are qualified by reference to the certificate of incorporation and the bylaws. Copies of these documents are exhibits to our registration statement, of which this prospectus forms a part, and are incorporated by reference into the registration statement.
     Our authorized capital stock consists of 30,000,000 shares of common stock, par value $2.50 per share, and 5,000,000 shares of preferred stock, par value $1.00 per share. As of August 3, 2011, we had 13,297,031 shares of common stock outstanding and approximately 159,960 shares of preferred stock outstanding. Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.” The depositary shares representing fractional interests in our Series A Convertible Exchangeable Preferred Stock (“Series A Preferred Stock”) are also listed on the NASDAQ Global Market under the symbol “WLBPZ.”
Common Stock
     We are authorized to issue one class of common stock. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election by the holders of our common shares. Holders of common stock are entitled to receive proportionately any dividends as may be declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.
     In the event of our liquidation, dissolution, or winding up, the holders of common stock are entitled to receive proportionately our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption, or conversion rights. The rights, preferences, and privileges of holders of common stock are subject to and may be adversely affected by, the rights of the holders of the Series A Preferred Stock and the shares of any series of preferred stock that we may designate and issue in the future. All outstanding shares of our common stock are fully paid and nonassessable and the shares of common stock offered hereby, including those that are issuable on exercise of the warrant and conversion of the convertible notes and Series A Preferred Stock, will be fully paid and nonassessable.
Preferred Stock
     Series A Preferred Stock
     We have designated 575,000 shares of our preferred stock as Series A Preferred Stock. As of August 3, 2011, there were approximately 159,960 shares of our Series A Preferred Stock issued and outstanding, represented by 639,840 depositary shares.
     Ranking. The Series A Preferred Stock ranks prior to our common stock as to rights to receive dividends and distributions upon dissolution. Without the vote of the holders of 2/3 of the Series A Preferred Stock, voting separately as a class, no class or series of capital stock can be created that ranks equally with or senior to the Series A Preferred Stock as to dividend rights or liquidation preference.
     Dividend rights. The holders of the Series A Preferred Stock are entitled to receive, when, as, and if declared by our board of directors out of funds legally available therefor, cumulative cash dividends at the rate of 8 1/2% per annum per share (equivalent to $2.125 per annum per depositary share), payable quarterly on April 1, July 1, October 1, and January 1 in each year. In general, and subject to the Certificate of Designation, dividends not so paid accumulate. At June 28, 2011, there were no accumulated dividends on our Series A Preferred Stock. Unless full cumulative dividends on the Series A Preferred Stock have been paid or declared in full and sums set aside for the payment thereof, no dividends (other than dividends in common stock or other shares of our capital stock ranking junior to the Series A Preferred Stock as to dividends) may be paid or declared and set aside for the payment or other distribution made upon our common stock, nor may we redeem, purchase, or otherwise acquire for value any shares of our common stock. Holders of Series A Preferred Stock are not entitled to any dividends in excess of full cumulative dividends.
     Conversion rights. Holders of the Series A Preferred Stock have the right, exercisable at any time and from time to time, except in the case of Series A Preferred Stock called for redemption or to be exchanged for exchange debentures, to convert all or any such preferred stock into shares of our common stock at a conversion price of $14.64 per share of common stock (equivalent to a conversion ratio of 6.8306 shares of common stock for each share of Series A Preferred Stock (equivalent to 1.708 shares of common stock for each depositary share), subject to adjustment. In the case of Series A Preferred Stock called for redemption or exchange, conversion rights will expire at the close of business on the last business day preceding the redemption date or exchange date. No fractional shares of common stock will be issued upon conversion and, if the conversion results in a fractional interest, we will pay an amount in cash equal to the value of such fractional interest based on the market price of our common stock on the last trading day prior to the date of conversion. The conversion price is subject to adjustment upon the occurrence of events specified in the Certificate of Designation, including (i) the issuance of shares of our common stock as a dividend or distribution on our common stock; (ii) the subdivision or combination of our outstanding common stock; and (iii) the issuance to substantially all holders of our common stock of rights or warrants to subscribe for or purchase common stock at a price per share less than the then current market price per share, as defined in the Certificate of Designation.
     Liquidation preference. In the event of any liquidation, dissolution, or winding up of our affairs, whether voluntary or otherwise, after payment or provision for payment of our debts and other liabilities, the holders of the Series A Preferred Stock will be entitled to receive, out of our remaining net assets, $100.00 in cash for each share of the Series A Preferred Stock (equivalent to $25.00 per depositary share), plus an amount in cash equal to all dividends accumulated on each such share up to the date fixed for distribution, before any distribution is made to the holders of our common stock or any other shares of our capital stock ranking (as to any such distribution) junior to the Series A Preferred Stock. After such payment, holders of Series A Preferred Stock will not participate further in any distribution of assets.
     Optional redemption. Subject to the requirements of Delaware law, we may redeem the Series A Preferred Stock, in whole or in part, at any time, at the redemption price of $100.00 per share (equivalent to $25.00 per depositary share) plus accumulated dividends.
     Exchange. On any dividend payment date, we may exchange the Series A Preferred Stock, in whole, for our 8 1/2% Convertible Subordinated Exchange Debentures due July 1, 2012 (“Debentures”), at an exchange rate of $100.00 principal amount of Debentures for each share of Series A Preferred Stock (equivalent to $25.00 principal amount of Debentures for each depositary share). We may only make such exchange if there are no accumulated dividends on the depositary shares at that time.
     Voting rights. In general, and subject to the Certificate of Designation, the holders of the Series A Preferred Stock may vote on any matter submitted to our stockholders, and on such matters, each share of Series A Preferred Stock is entitled to four votes (equivalent to one vote for each depositary share). However, if we have failed to declare and pay, or set apart for payment, in full the preferential dividends accumulated on the outstanding Series A Preferred Stock for any six quarterly dividend payment periods, whether or not consecutive, then the number of directors is increased by two and the holders of the Series A Preferred Stock, voting separately as a class, are entitled to elect two members of the board of directors until all accumulated dividends have been declared and paid or set apart for payment. In addition to the foregoing voting rights, the holders of Series A Preferred Stock have the voting rights provided under “Limitations” below and as required by law.
     Limitations. In addition to any other rights provided by applicable law, so long as any shares of the Series A Preferred Stock are outstanding, we will not, without the affirmative vote, or the written consent as provided by law, of the holders of at least two-thirds of the outstanding shares of the Series A Preferred Stock, voting as a class:
•	authorize or issue any class or series of, or rights to subscribe to or acquire any security convertible into, capital stock ranking equally with or senior to the Series A Preferred Stock as to payment of dividends, or distribution of assets upon liquidation; or

•	change the preferences, rights, or powers with respect to the Series A Preferred Stock so as to affect the

Series A Preferred Stock adversely.
Except as may otherwise be required by applicable law, a class vote or consent is not required (i) in connection with any increase in the total number of authorized shares of our common stock, or (ii) in connection with the authorization or increase of any class or series of shares ranking, as to dividends and distribution of assets upon liquidation, junior to the Series A Preferred Stock. No such vote or written consent of the holders of the Series A Preferred Stock is required if, at or prior to the time when the issuance of any such stock ranking prior to the Series A Preferred Stock is to be made or any such change is to take effect, as the case may be, provision is made for the redemption of all of the Series A Preferred Stock at the time outstanding.
     Preemptive rights. No holder of the Series A Preferred Stock has preemptive rights to subscribe for or acquire any of our unissued shares or securities convertible into or carrying a right to subscribe to or acquire our shares.
     Series B Junior Participating Preferred Stock
     We have designated 300,000 shares of our preferred stock as Series B Junior Participating Preferred Stock, par value $1.00 per share (“Series B Preferred Stock”). These shares are issuable under our stockholder rights plan, which is described in more detail below under “—Antitakeover Provisions.” No shares of our Series B Preferred Stock are currently issued or outstanding.
     Other Series of Preferred Stock
     Subject to the limitations described above, under the terms of our certificate of incorporation, our board of directors is authorized to issue shares of preferred stock, in addition to the Series A Preferred Stock and the Series B Preferred Stock, in one or more series without stockholder approval. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences of each series of preferred stock.
     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings, and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of our outstanding voting stock.
Antitakeover Provisions
     We are subject to Section 203 of the General Corporation Law of the State of Delaware. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the time that the person became an interested stockholder, unless, among other exceptions, the interested stockholder attained such status with the prior approval of our board of directors. A business combination includes mergers, consolidations, asset sales, and other transactions involving us and an interested stockholder. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.
     Under our bylaws, any vacancy in a directorship elected by the holders of the Series A Preferred Stock, which we call a Preferred Stock Directorship, shall be filled in the manner specified in the Certificate of Designation, that is, by holders of Series A Preferred Stock or the remaining Preferred Stock Director. If any vacancy occurs (other than a vacancy in a Preferred Stock Directorship) or any new directorship is created by an increase in the authorized number of directors, that vacancy or newly created directorship may be filled only by a majority vote of the directors (other than the directors elected by the holders of the Series A Preferred Stock) then in office, even if less than a quorum. This provision could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of our company.

     Our bylaws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting. Our bylaws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our chief executive officer or a majority of our board of directors. In addition, our bylaws establish an advance notice procedure for stockholder proposals to be brought before a meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at a meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting and provided the information required by our bylaws. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.
     The General Corporation Law of the State of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our charter does not include any greater vote requirements. Our bylaws may be amended or repealed by our board of directors or by the stockholders.
     We currently have in effect a stockholder rights plan, which is governed by the terms and conditions contained in the Amended and Restated Rights Agreement dated as of February 7, 2003, between us and Computershare Trust Company, N.A., as rights agent, as amended. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement, a copy of which is an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.
     Each share of common stock you purchase pursuant to this offering will have associated with it one preferred stock purchase right. Each preferred stock purchase right entitles the holder to purchase one one-hundredth of a share of our Series B Preferred Stock at an exercise price of $50.00, subject to adjustment by our board of directors in certain circumstances. Preferred stock purchase rights will only be exercisable under limited circumstances specified in the Amended and Restated Rights Agreement when there has been a distribution of the preferred stock purchase rights and such rights are no longer redeemable by us.
     If any person or group becomes an “acquiring person” by acquiring beneficial ownership of 20% or more of the outstanding shares of our common stock, or 20% or more of the shares of our voting stock, or 20% or more of all of our equity securities, the “flip-in” provision of the Amended and Restated Rights Agreement will be triggered and the preferred stock purchase rights will entitle a holder, other than such acquiring person, any member of such group or any related person (as to whom such preferred stock purchase rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each preferred stock purchase right. If we are involved in a merger or other business combination transaction, each preferred stock purchase right will entitle its holder to purchase, at the right’s then-current exercise price, a number of shares of the acquiring or surviving company’s common stock having a market value at that time of twice the preferred stock purchase right’s exercise price.
     Pursuant to amendments to the rights agreement entered into in May 2007 and March 2008, Tontine will not be deemed to be an “acquiring person” for purposes of the agreement unless its beneficial ownership of our securities exceeds a percentage of our outstanding common stock (plus common stock issuable upon conversion of the convertible notes) that is generally equal to 34.5%. This partial exemption will not apply to persons who purchase our securities from Tontine, including purchasers in this offering, who would be limited by the shareholder rights plan in their ability to purchase more than 19.9% of our outstanding common stock.
     The preferred stock purchase rights will expire February 2013 unless such date is extended or the preferred stock purchase rights are earlier redeemed or exchanged by us. Until a preferred stock purchase right is exercised, the holder of a right will have no rights as a stockholder with respect to the shares purchasable upon exercise of the preferred stock purchase right, including without limitation the right to vote or to receive dividends. The provisions of the Amended and Restated Rights Agreement, including the exercise price of the preferred stock purchase rights, may be amended by our board of directors, subject to the limitations contained in that agreement.

     The preferred stock purchase rights have anti-takeover effects. The preferred stock purchase rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the preferred stock purchase rights may deter certain acquirers from making takeover proposals or tender offers. However, the preferred stock purchase rights are not intended to prevent a takeover, but rather are designed to enhance the ability of our board of directors to negotiate with a potential acquirer on behalf of all of our stockholders.
Limitation of Liability and Indemnification Matters
     As permitted by the Delaware General Corporation Law, our certificate of incorporation contains provisions that limit or eliminate the personal liability of our directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of a corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:
•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

•	any transaction from which the director derived an improper personal benefit.
Additionally, as permitted by the Delaware General Corporation Law, our bylaws provide that:
•	we shall indemnify our directors, officers, managers and supervisors to the extent such indemnification is not prohibited by the Delaware General Corporation Law;

•	we shall advance expenses to our directors, officers, managers and supervisors in connection with a legal proceeding upon receipt of an undertaking to repay such expenses if it is ultimately determined that such person is not entitled to indemnification; and

•	the rights provided in our certificate of incorporation are not exclusive.
Transfer Agent and Registrar
     The transfer agent and registrar for our common stock is Computershare, Ltd.
Listing
     Our common stock is listed on the NASDAQ Global Market under the symbol “WLB.”
USE OF PROCEEDS
     We will not receive any of the proceeds from the sale of the securities by the selling securityholder. All proceeds from the sale of the offered securities will be for the account of the selling securityholder.

SELLING SECURITYHOLDER
     The selling securityholder may, from time to time, offer and sell pursuant to this prospectus and any prospectus supplement any or all of the securities listed below. No estimate can be given as to the securities that the selling securityholder will hold upon consummation of any such sales. In addition, the selling securityholder may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of its securities since the date as of which the information in the table is presented.
     Beneficial ownership of the securities by the selling securityholder is determined in accordance with Rule 13d-3(d) promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended. The selling stockholder, acting through the independent investment advisor as described below, possesses sole voting and investment power with respect to the offered shares.
Securities Being Offered by the Westmoreland Retirement Plan Trust
     Effective substantially contemporaneously with the effectiveness of the registration statement of which this prospectus is a part, we are contributing 425,000 shares of our common stock to our defined benefit pension plan known as the Westmoreland Coal Company Retirement Plan (the “Plan”) in partial satisfaction of cash contributions to the Plan that may be required in the future. The Trust is the trust formed to hold the assets of the Plan. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended, and the Trust is intended to be exempt from taxation under Section 501(a) of the Internal Revenue Code of 1986, as amended. The Trust is funded by our contributions held for the sole benefit of Plan participants and beneficiaries, and to pay proper expenses of Plan administration.
     As of August 3, 2011, the Trust owned 19,690 shares of our common stock that may be sold pursuant to Registration No. 333-158577. Under the terms of the Plan and applicable requirements of federal law, we may contribute common stock to the Plan having a value of up to 10% of the fair market value of all Plan assets immediately after the contribution. The exact number of shares that may be contributed will therefore depend upon the market value of our common stock at the time of the contribution and the total value of all other Plan assets at the time of the contribution. The Plan’s assets are required by law to be managed in the best interest of participants in the Plan and their beneficiaries. The Westmoreland Retirement Benefits Administrative Committee, a committee of officers and management-level employees of Westmoreland that is responsible for overseeing the Plan, retained an independent registered investment advisor to manage, in its sole discretion, the Trust’s disposition of the contributed shares.

	Number of Shares
	Beneficially		Shares Beneficially Owned
	Owned Prior to	Shares Offered	After this Offering
Name	this Offering	in this Offering (2)	Number(1)	Percent of Outstanding
Westmoreland Coal Company Retirement Plan Trust	19,690	425,000	0	0
Total	19,690	425,000	0	0

(1)	For purposes of calculating shares beneficially owned after this offering, it is assumed that the offered shares have been sold pursuant to this offering and the shares owned pursuant to Registration Statement No. 333-158577 have been sold pursuant to that offering. The selling securityholder may have sold, transferred or otherwise disposed of all or a portion of its offered securities since the date on which it provided information regarding its securities in transactions exempt from the registration requirements of the Securities Act. If the selling securityholder elects not to sell any of such shares, it will hold approximately 3.2% of our outstanding common stock (based on the 13,297,031 shares outstanding on August 3, 2011).

(2)	The Trust may sell all, some or none of the shares offered hereby. As noted above, all decisions with respect to sales of the shares will be made exclusively by the independent investment advisor retained by the Westmoreland Retirement Benefits Administrative Committee.

PLAN OF DISTRIBUTION
     The selling securityholder may, from time to time, sell any or all of its securities on any stock exchange, market or trading facility on which the shares are traded or in private transactions. If the securities are sold through underwriters or broker-dealers, the selling securityholder will be responsible for underwriting discounts or commissions or agent’s commissions. These sales may be at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or negotiated prices. The selling securityholder may use any one or more of the following methods when selling securities:
•	any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	broker-dealers may agree with the selling securityholder to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
     The selling securityholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.
     The selling securityholder may engage brokers and dealers, and any brokers or dealers may arrange for other brokers or dealers to participate in effecting sales of the securities. These brokers, dealers or underwriters may act as principals, or as an agent of any selling securityholder. Broker-dealers may agree with the selling securityholder to sell a specified number of the securities at a stipulated price per security. If the broker-dealer is unable to sell securities acting as agent for the selling securityholder, it may purchase as principal any unsold securities at the stipulated price. Broker-dealers who acquire securities as principals may thereafter resell the securities from time to time in transactions in any stock exchange or automated interdealer quotation system on which the securities are then listed, at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. Broker-dealers may use block transactions and sales to and through broker-dealers, including transactions of the nature described above. In addition, the selling securityholder may, from time to time, sell the securities short, and, in those instances, this prospectus may be delivered in connection with the short sales and the securities offered under this prospectus may be used to cover short sales.
     To the extent required under the Securities Act of 1933, the aggregate amount of the selling securityholder’s securities being offered and the terms of the offering, the names of any agents, brokers, dealers or underwriters and any applicable commission with respect to a particular offer will be set forth in an accompanying prospectus supplement. Any underwriters, dealers, brokers or agents participating in the distribution of the securities may receive compensation in the form of underwriting discounts, concessions, commissions or fees from the selling securityholder and/or purchasers of selling securityholder’s securities, for whom they may act (which compensation as to a particular broker-dealer might be in excess of customary commissions).
     The selling securityholder and any underwriters, brokers, dealers or agents that participate in the distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, and any discounts, concessions, commissions or fees received by them and any profit on the resale of the securities sold by them may be deemed to be underwriting discounts and commissions.
     The selling securityholder may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the securities in the course of hedging the positions they assume with the selling securityholder, including, without limitation, in connection with distributions of the securities by those broker-dealers. The selling securityholder may enter into option or other transactions with broker-dealers that involve the delivery of the securities offered hereby to the broker-dealers, who may then resell or otherwise transfer those securities.
     The selling securityholder and other persons participating in the sale or distribution of the securities will be subject to applicable provisions of the Securities Exchange Act of 1934, and the rules and regulations thereunder, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities by the selling securityholder and any other person. The anti-manipulation rules under the Securities Exchange Act of 1934 may apply to sales of securities in the market and to the activities of the selling securityholder and its affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to the particular securities being distributed for a period of up to five business days before the distribution. These restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities with respect to the securities.
     The securities offered hereby have been issued to the selling securityholder in a transaction to which the registration requirements of the Securities Act of 1933, as amended, do not apply. We have agreed to pay all expenses in connection with this offering, but not including fees, discounts or commissions to any underwriter or any fees or disbursements of counsel for the selling securityholder or any underwriter in respect to the securities sold by the selling securityholder.
     All sales of shares of common stock by the Trust shall be made at the direction and in the sole discretion of an investment manager.
     We will not receive any proceeds from sales of any securities by the selling securityholder.
     We cannot assure you that the selling securityholder will sell all or any portion of the securities offered hereby.
LEGAL MATTERS
     The validity of the securities offered by this prospectus has been passed upon by Davis Graham & Stubbs LLP, Denver, Colorado.

EXPERTS
     Our consolidated financial statements as of December 31, 2010 and 2009, and for the years then ended, appearing in our Annual Report (Form 10-K) for the year ended December 31, 2010 (including the schedule appearing therein), and the effectiveness of our internal control over financial reporting as of December 31, 2010, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
     Our consolidated financial statements for the year ended December 31, 2008 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, an independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2008 consolidated financial statements contain an explanatory paragraph that states that the Company had suffered recurring losses from operations and had a working capital deficit, and a net capital deficiency, which raised substantial doubt about our ability to continue as a going concern. The 2008 consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
     Estimates of our coal reserves included in this prospectus were prepared by Norwest Corporation. The estimates have been included in this prospectus in reliance upon the authority of Norwest Corporation as experts in such matters.
WHERE YOU CAN FIND MORE INFORMATION
     We are subject to the reporting and information requirements of the Securities Exchange Act of 1934, as amended, and as a result file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to below, as well as on our website, http://www.westmoreland.com. This reference to our website is an inactive textual reference only, and is not a hyperlink. The contents of our website are not part of this prospectus, and you should not consider the contents of our website in making an investment decision with respect to the securities.
     You may read and copy the reports and other information we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington D.C. 20549. You may also obtain copies of this information by mail from the public reference section of the SEC, 100 F Street, N.E., Washington, D.C. 20549, at prescribed rates. You may obtain information regarding the operation of the public reference room by calling 1 (800) SEC-0330. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, who file electronically with the SEC. The address of that website is http://www.sec.gov. This reference to the SEC’s website is an inactive textual reference only, and is not a hyperlink.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     Some of the information that you should consider in deciding whether to invest in the securities is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in the prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference the following documents filed by us with the SEC, together with all such additional documents so filed subsequent to the initial filing of the registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement (other than, in each case, documents or information deemed to have been furnished and not filed in accordance with SEC rules):

Commission Filing (File No. 001-11155)	Period Covered or Date of Filing
Annual Report on Form 10-K	Year ended December 31, 2010

Current Reports on Form 8-K and 8-K/A	January 4, 2011; February 10, 2011 (8-K and 8-K/A); February 25, 2011; March 15, 2011; April 7, 2011 (8-K/A); April 20, 2011; May 25, 2011; and June 17, 2011

Quarterly Reports on Form 10-Q	May 9, 2011; August 5, 2011

Definitive Proxy Statement on Schedule 14A	March 31, 2011

The description of the common stock, $2.50 par value per share, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
May 22, 1992, March 12, 1999

The description of the Depositary Shares representing interests in the Series A Convertible Exchangeable Preferred Stock, contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
June 23, 1992, March 12, 1999

The description of the Preferred Stock Purchase Rights contained in our registration statement on Form 8-A filed with the SEC, including any amendment or report filed for the purpose of amending such description.
February 1, 1993, March 12, 1999, February 7, 2003, May 4, 2007, March 6, 2008
     We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of any or all of the reports or documents that have been incorporated by reference in this prospectus, other than exhibits to such documents unless such exhibits have been specifically incorporated by reference thereto. You may request a copy of these reports or documents, at no cost, by writing or telephoning us at the following address:
Westmoreland Coal Company
2 North Cascade, 2nd Floor
Colorado Springs, CO 80903
Phone: (719) 442-2600
     You should rely only on the information contained in this prospectus and any prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus and any prospectus supplement is accurate as of any date other than the date on the front of those documents. Our business, financial condition, results of operations and prospects may have changed since that date.
     The information in this prospectus and any prospectus supplement may not contain all of the information that may be important to you. You should read the entire prospectus and any prospectus supplement, as well as the documents incorporated by reference in the prospectus and any prospectus supplement, before making an investment decision.